United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April

April 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page	60

2

Vale’s performance in 1Q17

www.vale.com vale.ri@vale.com App Vale Investors & Media iOS: https://itunes.apple.com/us/app/vale-investor-media-portugues/id1087134066?ls=1&mt=8 Android: https://play.google.com/store/apps/details?id=com.theirapp.valeport Tel.: (55 21) 3485-3900 Investor Relations André Figueiredo Carla Albano Miller Fernando Mascarenhas Andrea Gutman Bruno Siqueira Claudia Rodrigues Denise Caruncho Mariano Szachtman Renata Capanema Department Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are conso lidated are the following: Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Salobo Metais S.A, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited (formely Vale Inco Limited ), Vale International S.A., Vale Manganês S.A., Vale Moçambique S.A., Vale Nouvelle -Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Shipping Holding PTE Ltd. BM&F BOVESPA: VALE3, VALE5 NYSE: VALE, VALE.P EURONEXT PARIS: VALE3, VALE5 LATIBEX: XVALO, XVALP

Vale’s performance in 1Q17 Rio de Janeiro, April 27th, 2017 – Vale S.A. (Vale) delivered production records for a first quarter in iron ore1 at 86.2 Mt, with the production record of 36.0 Mt for the Northern System, and in Mozambique with the quarterly coal production record of 2.4 Mt. Net revenues totaled US$ 8.515 billion in 1Q17, 8.1% lower than in 4Q16, negatively impacted by seasonally lower sales volumes for Ferrous Minerals (US$ 1.271 billion) and planned maintenance shutdowns and operational disruptions in Base Metals (US$ 203 million). Costs and expenses, net of depreciation charges, totaled US$ 4.207 billion in 1Q17 vs. US$ 4.621 billion in 4Q16. Costs, ex-depreciation, decreased by US$ 263 million in 1Q17 vs. 4Q16 driven by lower sales volumes (US$ 594 million), partially offset by lower dilution of fixed costs on seasonally lower production volumes, unfavorable impact of exchange rate variations, higher price-related cost factors such as the leasing of pellet plants, royalties, feed purchased from third-parties and higher bunker oil prices. Operational issues at Thompson had a one-off negative impact of US$ 32 million, including deleterious elements in the smelter feed and a hot metal leak in the smelter. Expenses, ex-depreciation, decreased by US$ 151 million in 1Q17 vs. 4Q16 with reductions in SG&A, R&D, pre-operating expenses and others. Adjusted EBITDA was US$ 4.308 billion in 1Q17, 8.8% lower than in 4Q16, mainly because of seasonally lower sales volumes (US$ 828 million), out of which US$ 774 million from Ferrous Minerals. Iron ore sales volumes were planned to take into account the build-up of inventory due to the enhanced blending activities. Higher prices contributed positively with US$ 672 million. EBITDA margins at 50.6% in 1Q17 were in line with margins in 4Q16. Capital expenditures totaled US$ 1.113 billion in 1Q17. Investments in project execution totaled US$ 587 million and sustaining capex totaled US$ 526 million. The S11D project continued its successful ramp-up, advancing according to plan. Physical progress on the duplication of the railway reached 66% with 367 km completed up to March 2017. Physical progress on the onshore expansion reached 89%. Net income totaled US$ 2.490 billion and free cash flow US$ 2.424 billion in 1Q17. Cash generated from operations totaled US$ 4.056 billion despite the increase in iron ore inventories along the supply chain to support the enhanced blending activities and the payment of variable compensation in 1Q17. Cash proceeds from net disposal/acquisition of asset and investments totaled US$ 770 million, mainly as a result of the conclusion of the divestment of part of our interest in the Moatize coal mine and the Nacala Logistics Corridor to Mitsui & Co, Ltd (Mitsui). 1 Including third party purchases. 3

Net debt totaled US$ 22.777 billion, decreasing substantially by US$ 2.265 billion vs. the US$ 25.042 billion as of December 31st, 2016, with a cash balance of US$ 6.793 billion as of March 31st, 2017. EBITDA from the Ferrous Minerals business segment in 1Q17 remained practically in line with 4Q16, despite the seasonally lower sales volumes Adjusted EBITDA for Ferrous Minerals was US$ 3.967 billion in 1Q17, US$ 142 million lower than the US$ 4.109 billion achieved in 4Q16, mainly as a result of seasonally lower sales volumes (US$ 774 million), exchange rate variations (US$ 84 million) and higher bunker oil prices (US$ 51 million), which were partially offset by higher realized prices (US$ 721 million). Adjusted EBITDA per ton for Ferrous Minerals excluding Manganese was US$ 50.4/t in 1Q17, 19% higher than the US$ 42.2/t recorded in 4Q16, mainly as a result of higher CFR/FOB wmt prices and higher pellet premiums. Iron ore fines and pellets EBITDA break-even remained in line vs. 4Q16 totaling US$ 30.5/dmt in 1Q17. Pellet CFR/FOB prices increased by US$ 23.7/t to US$ 116.0/t in 1Q17, whereas the Platt’s IODEX iron ore reference price (CFR China) increased by US$ 14.9/t in the quarter, mainly as a result of the renewal of sales contracts with a higher pellet premium. EBITDA from the Base Metals business segment decreased with seasonally lower volumes and the one-off cost normalization in Thompson Adjusted EBITDA for Base Metals was US$ 410 million in 1Q17, decreasing US$ 133 million vs. 4Q16, negatively impacted by lower volumes (US$ 82 million), a one-off cost normalization in Thompson after the aforementioned operational issues (US$ 32 million) and unfavourable exchange rate variations (US$ 19 million). In 2Q17, nickel and copper production will be impacted by the transition to a single furnace operation at Sudbury and the three-week long surface plant wide schedule maintenance shutdown, which occurs every 18 months. We took one of the furnaces off-line in mid-March and we are rebuilding and expanding the furnace. The rebuilt furnace will remain in operation post the transition to one furnace in the second half of the year. 4

EBITDA from the Coal business segment was US$ 61 million in 1Q17, reaching a positive result for a second consecutive quarter despite lower coal prices Adjusted EBITDA for the Coal business segment was US$ 61 million in 1Q17, US$ 95 million lower than the US$ 156 million recorded in 4Q16, mainly due to lower sales prices (US$ 104 million) with the decline in market reference indexes. Sales volumes of metallurgical coal totaled 1.54 Mt in 1Q17, increasing 11.2% vs. 4Q16, as a result of the quarterly production record achieved with the successful ramp-ups of Moatize II and the Nacala Logistics Corridor. Production cost per ton of coal shipped through the Nacala port2 decreased 14% to US$ 83.9/t in 1Q17, as a result of the production record in 1Q17. Selected financial indicators US$ million 1Q17 4Q16 1Q16 Net operating revenues 8,515 9,265 5,335 Adjusted EBIT 3,400 3,633 1,151 Adjusted EBITDA 4,308 4,722 1,935 Net income (loss) 2,490 525 1,776 Underlying earnings per share on a fully diluted basis (US$ / share) 0.41 0.53 0.10 Capital expenditures 1,113 1,323 1,410 2 FOB cash cost at the port (mine, plant, railroad and port). 5 Net debt22,77725,04227,661 Underlying earnings2,0982,717514 Adjusted EBITDA margin (%)50.651.036.3 Adjusted EBIT margin (%)39.939.221.6 Total costs and expenses5,1155,6324,184

EBITDA from the Coal business segment was US$ 61 million in 1Q17, reaching a positive result for a second consecutive quarter despite lower coal prices

- Adjusted EBITDA for the Coal business segment was US$ 61 million in 1Q17, US$ 95 million lower than the US$ 156 million recorded in 4Q16, mainly due to lower sales prices (US$ 104 million) with the decline in market reference indexes.

- Sales volumes of metallurgical coal totaled 1.54 Mt in 1Q17, increasing 11.2% vs. 4Q16, as a result of the quarterly production record achieved with the successful ramp-ups of Moatize II and the Nacala Logistics Corridor.

- Production cost per ton of coal shipped through the Nacala port[2] decreased 14% to US$ 83.9/t in 1Q17, as a result of the production record in 1Q17.

Selected financial indicators

US$ million	1Q17	4Q16	1Q16
Net operating revenues	8,515	9,265	5,335
Total costs and expenses	5,115	5,632	4,184
Adjusted EBIT	3,400	3,633	1,151
Adjusted EBIT margin (%)	39.9	39.2	21.6
Adjusted EBITDA	4,308	4,722	1,935
Adjusted EBITDA margin (%)	50.6	51.0	36.3
Net income (loss)	2,490	525	1,776
Underlying earnings	2,098	2,717	514
Underlying earnings per share on a fully diluted basis (US$ / share)	0.41	0.53	0.10
Net debt	22,777	25,042	27,661
Capital expenditures	1,113	1,323	1,410

2 FOB cash cost at the port (mine, plant, railroad and port).

5

Net operating revenue by business area Ferrous minerals 6,497 76.3 7,047 76.1 3,804 71.3 ROM 15 0.2 28 0.3 4 0.1 Manganese ore 43 0.5 87 0.9 31 0.6 Others 111 1.3 109 1.2 83 1.6 Metallurgical coal 254 3.0 300 3.2 104 1.9 Base metals 1,597 18.8 1,760 19.0 1,353 25.4 Copper 568 6.7 585 6.3 435 8.2 Gold as by-product 130 1.5 164 1.8 130 2.4 Others 47 0.6 52 0.6 33 0.6 7 Others971.1820.9240.4 Total8,515100.09,265100.05,335100.0 Silver as by-product70.1130.190.2 PGMs851.0520.6961.8 Nickel7608.98949.665012.2 Thermal coal700.8760.8500.9 Coal3243.83764.11542.9 Ferroalloys430.5300.3160.3 Pellets1,45917.11,21713.175314.1 Iron ore fines4,82656.75,57660.22,91754.7 US$ million1Q17%4Q16%1Q16%

Costs and expenses COST OF GOODS SOLD (COGS) COGS3 totaled US$ 4.734 billion in 1Q17, decreasing US$ 369 million from the US$ 5.103 billion recorded in 4Q16, as a result of lower sales volumes (US$ 703 million), which were partially offset by higher costs (US$ 213 million) and exchange rate variations (US$ 121 million). The increase was mainly driven by reduced fixed-costs dilution on seasonally lower production volumes and higher bunker oil prices. Further details regarding cost performance are provided in the “Performance of the Business Segments” section. COGS by business segment US$ million 1Q17% 4Q16% 1Q16 % Ferrous minerals 2,826 60 3,213 63 2,169 56 Base metals 1,455 31 1,498 29 1,346 35 Coal 351 7 292 6 325 8 Depreciation 846 - 952 - 744 - EXPENSES Total expenses decreased from US$ 529 million in 4Q16 to US$ 381 million in 1Q17, due to lower Other expenses (US$ 75 million), lower R&D expenses (US$ 47 million), lower pre-operating expenses (US$ 14 million) and lower SG&A (US$ 12 million). SG&A totaled US$ 124 million in 1Q17, US$ 12 million lower than in 4Q16. SG&A, net of depreciation, was US$ 95 million, decreasing US$ 11 million in 1Q17 vs. 4Q16. R&D expenses totaled US$ 65 million in 1Q17, decreasing 41.9% from the US$ 112 million recorded in 4Q16, following the usual seasonality. Pre-operating and stoppage expenses totaled US$ 115 million in 1Q17, decreasing by 10.8% from the US$ 129 million recorded in 4Q16. Other operating expenses were US$ 77 million in 1Q17, decreasing by US$ 75 million when compared to the US$ 152 million in 4Q16. After deducting the one-off positive effect of ARO in 4Q16 (US$ 37 million), other operating expenses decreased by US$ 112 million. 3 COGS currency exposure in 1Q17 was as follows: 53% BRL, 29% USD, 14% CAD, 3% EUR and 1% other currencies. 8 COGS, ex-depreciation3,888-4,151-3,145-Other products10221002491 Total COGS4,7341005,1031003,889100

Expenses US$ million 1Q17% 4Q16% 1Q16 % Administrative 111 29 128 24 101 34 Services 14 4 25 5 14 5 Others 14 4 21 4 18 6 expenses¹ S11D 50 13 34 6 15 5 Others 17 4 48 9 32 11 Other operating expenses 77 20 152 29 36 12 Total Expenses 381 100 529 100 295 100 Depreciation 62 - 59 - 39 - Expenses ex-depreciation 319 - 470 - 256 - ¹ Includes US$ 31 million of depreciation charges in 1Q17, US$ 30 million in 4Q16, and US$ 25 million in 1Q16 Costs and expenses US$ million 1Q17 4Q16 1Q16 Costs 4,734 5,103 3,889 Depreciation 908 1,011 783 9 Costs and expenses ex-depreciation4,2074,6213,401 Expenses381529295 Total costs and expenses5,1155,6324,184 Moatize----1-Selling1338262 R&D6517112215519 Pre-operating and stoppage11530129249733 Long Harbour48134794917 Depreciation298306227 Personnel541452104716 SG&A ex-depreciation95-106-85-SG&A124331362610736

Adjusted earnings before interest, taxes, depreciation and amortization4 Adjusted EBITDA was US$ 4.308 billion in 1Q17, 8.8% lower than in 4Q16 mainly as a result of seasonally lower sales volumes (US$ 828 million) and exchange rate variations (US$ 101 million), which were partially offset by higher prices (US$ 672 million). Adjusted EBITDA margin was 50.6% in 1Q17 in line with the 51.0% recorded in 4Q16. Adjusted EBIT was US$ 3.400 billion in 1Q17, 6.4% lower than in 4Q16. Adjusted EBITDA US$ million 1Q17 4Q16 1Q16 Net operating revenues 8,515 9,265 5,335 SG&A (124) (136) (107) Research and development (65) (112) (55) Pre-operating and stoppage expenses (115) (129) (97) Depreciation, amortization & depletion 908 1,011 783 Adjusted EBITDA by business area US$ million 1Q17 4Q16 1Q16 Ferrous minerals 3,967 4,109 1,738 Coal 61 156 (93) Base metals 410 543 329 4 Net revenues less costs and expenses net of depreciation plus dividends received. 10 Others(130)(86)(39) Total4,3084,7221,935 Dividends received-781 Adjusted EBITDA4,3084,7221,935 Other operational expenses(77)(152)(36) Adjusted EBIT3,4003,6321,151 COGS(4,734)(5,103)(3,889)

Net income Net income totaled US$ 2.490 billion in 1Q17 vs. US$ 525 million in 4Q16, increasing by US$ 1.965 billion, mainly as a result of negative impacts in 4Q16 of: (i) impairment of non-current assets and onerous contracts (US$ 1.174 billion) and (ii) losses from discontinued operations (US$ 1.095 billion), which were partially offset by the negative impact of lower EBITDA in 1Q17 (US$ 414 million). Underlying earnings were a positive US$ 2.098 billion in 1Q17 after excluding some effects over net income, such as: the one-off positive impact of the deconsolidation of the Nacala Logistics Corridor (US$ 512 million) and the mark-to-market of currency and interest rate swaps (US$ 247 million). Underlying earnings US$ million 1Q17 4Q16 1Q16 Underlying earnings 2,098 2,717 514 Impairment on assets and investments from continuing operations - (1,174) - discontinued operations . Result on measurement or sale of non-current assets 512 29 - joint ventures Shareholders Debentures (412) (167) (116) Foreign Exchange 239 66 1,611 Monetary variation (6) (53) (56) Other financial results (48) 14 (13) Tax effects of Impairment - 833 - Income tax over excluded items 32 34 (650) Net financial results showed a loss of US$ 613 million in 1Q17 in line with 4Q16. The main components of net financial results were: (i) financial expenses (US$ 1.115 billion); (ii) financial revenues (US$ 64 million); (iii) foreign exchange and monetary gains (US$ 229 million); (iv) currency and interest rate swap gains (US$ 247 million); and (v) losses on other derivatives (US$ 38 million), composed mainly of losses on the mark-to-market of bunker oil derivatives (US$ 72 million). The mark-to-market of Vale’s shareholders’ debentures affected net financial results by US$ 412 million in 1Q17 because of the expectation of higher payments with the increase in iron ore prices. . 11 Net Income (loss)2,4905251,776 Currency and interest rate swaps24738486 Impairment and others results in associates and(61)(74)-Impairment on assets and investments from(111)(1,738)-Items excluded from basic earnings

The end-to-end appreciation of BRL5 contributed to generate non-cash gains of US$ 483 million with positive effects of currency swap (US$ 247 million) and foreign exchange (US$ 236 million). The impact on financial results of the end-to-end appreciation of the BRL in 1Q17 was offset by the introduction of a net investment hedge in 1Q17. On January 1st, 2017, Vale assigned part of its USD and Euro designated debt as hedge against its net investments in its subsidiaries Vale International S.A. and Vale International Holding GmbH. The objective was to mitigate the foreign exchange risk. On March 31st, 2017, the carrying value of the debt assigned for the net investment hedge was US$ 8.034 billion and € 750 million. The foreign exchange gains on their translation of this debt portion to BRL were US$ 227 million and US$ 37 million, respectively. These gains were recognized directly in the “Other comprehensive income” in the stockholders equity. The average appreciation of the BRL against the USD had a negative impact on cash flows, as most revenues were denominated in USD, while COGS were 53% denominated in BRL, 29% in USD and 14% in Canadian dollars (CAD) and about 66% of capital expenditures were denominated in BRL. The appreciation of the BRL and of other currencies increased costs and expenses by US$ 101 million in 1Q17. Financial results US$ million 1Q17 4Q16 1Q16 Financial expenses (1,115) (762) (614) Capitalization of interest 103 91 177 Tax and labor contingencies (18) 15 (21) Shareholder debentures (412) (167) (116) Financial expenses (REFIS) (126) (127) (114) Financial income 64 52 57 Derivatives¹ 209 96 440 Others² (bunker oil, commodities, etc) (38) 57 (46) Foreign Exchange 236 64 1,584 Monetary variation (7) (53) (56) ¹The net derivatives gains of US$ 209 million in 1Q17 are comprised of mark-to-market gains of US$ 316 million and settlement losses of US$ 107 million. ² Other derivatives include mainly bunker oil derivatives losses of US$ 72 million 5 1Q17, from end-to-end, the Brazilian Real (BRL) appreciated 2.8% against the US Dollar (USD) from BRL 3.26/ USD as of December 30th , 2016 to BRL 3.17/ USD as of March 31 st , 2017. On a quarterly average, the exchange rate appreciated by 4.3%, from an average BRL 3.29/ USD in 4Q16 to an average BRL 3.15/ USD in 1Q17. 12 Financial result, net(613)(603)1,411 Currency and interest rate swaps24739486 Others(159)(133)(129) Gross interest(503)(441)(411)

At the Annual General Shareholders Meeting held on April 20th 2017, it was approved the payment of R$ 4.667 billion as shareholder remuneration based on the results of the 2016 financial year. Including the first tranche paid out on December 16th, 2016, in the amount of R$ 857 million, Vale's total gross payment to its shareholders is R$ 5.524 billion, for the 2016 financial year. Equity income from affiliated companies Equity income from affiliated companies was US$ 73 million in 1Q17 vs. a loss of US$ 83 million in 4Q16. The main positive contributors to equity income were the leased pelletizing companies in Tubarão (US$ 52 million), MRS (US$ 16 million) and CSI (US$ 9 million), which were partially offset by the negative contributions of VLI (US$ 13 million) and CSP (US$ 10 million). The higher contribution from the Tubarão pelletizing companies is a result of the higher lease payments received by the pellet plants with the increase in iron ore prices and pellet premiums. This increase partially offsets the higher Cost of Goods Sold reported in 1Q17. 13

Investments6 Capital expenditures totaled US$ 1.113 billion in 1Q17 with US$ 587 million in project execution and US$ 526 million in sustaining capital. Capital expenditures decreased US$ 210 million vs. the US$ 1.323 billion spent in 4Q16. Vale’s capex guidance excluding the investments in the Fertilizers business segment is US$ 4.2 billion, US$ 4.0 billion and US$ 3.7 billion, for 2017, 2018 and 2019, respectively. Project Execution and Sustaining by business area US$ million 1Q17% 4Q16% 1Q16 % Ferrous minerals 830 72.1 769 58.1 917 65.0 Base metals 208 18.6 366 27.7 269 19.1 Steel 5 0.4 - - 65 4.6 Project execution Ferrous Minerals accounted for about 90% of the total investment in project execution in 1Q17. Project execution by business area US$ million 1Q17% 4Q16% 1Q16 % Ferrous minerals 528 89.9 468 79.6 701 76.8 Base metals 10 1.6 6 1.0 2 0.3 Steel 5 0.9 - 0.1 65 7.1 FERROUS MINERALS About 97% of the US$ 528 million invested in Ferrous Minerals in 1Q17 relates to the S11D project and the expansion of its associated infrastructure (US$ 512 million). 6 Does not include Fertilizers investments. 14 Total587100.0588100.0913100.0 Power generation132.2152.6262.8 Coal325.49816.711813.0 Others------Total1,113100.01,323100.01,409100.0 Power generation141.1171.3261.8 Coal565.117112.91339.4

S11D Mine – In operation S11D (including mine, plant and associated logistics – CLN S11D) achieved combined physical progress of 88% in 1Q17 with 98% progress at the mine site and 80% at the logistic infrastructure sites. The duplication of the railway reached 66% physical progress with 367 Km duplicated. S11D Logistics – Duplication of the railway 15

Description and status of main projects (Mtpy) Onshore expansion reached 89% PDM maritime terminal. a Net a dditional capacity Progress indicators7 progress a Net a dditional capacity. b Original capex bu dget of US $ 11.5 82 b illion. Sustaining capex Sustaining capital totaled US$ 526 million in 1Q17, decreasing 28% when compared to 4Q16. The Ferrous Minerals and Base Metals business segments accounted for 57% and 38% of the total sustaining capex in 1Q17, respectively. Sustaining capex in the Base Metals business segment was mainly dedicated to: (i) enhancement and replacement in operations (US$ 131 million), (ii) improvement in the current standards of health and safety and environmental protection (US$ 53 million); (iii) maintenance improvements and expansion of tailings dams (US$ 5 million). Base Metals sustaining capex will be higher for 2017 due to the change in Sudbury to a single furnace operation and the investments for the Air Emission Reduction project (AER). Sustaining capital for the Ferrous Minerals business segment included, among others: (i) enhancement and replacement in operations (US$ 210 million), (ii) improvement in the current standards of health and safety, social and environmental protection (US$ 43 million), (iii) maintenance, improvement and expansion of tailings dams (US$ 34 million). Maintenance of railways and ports in Brazil and Malaysia accounted for US$ 105 million. 7 Pre-operating expenses were not included in the estimated capex for the year, although included in the total estimated capex column, in line with Vale’s Board of Directors approval s. Estimated capex for the year is only reviewed once a year. 16 ProjectCapacityEstimated (Mtpy)start-up Executed capexEstimated capex (US$ million)(US$ million) Physical 2017Total2017 Total Ferrous minerals projects CLN S11D230 (80)a1H14 to 2H193576,013962 7,850b80% ProjectDescriptionCapacityStatus Ferrous Minerals projects CLN S11DDuplication of 570 km railway, with(80)aDuplication of the railway reached 66% construction of rail spur of 101 km.physical progress, totaling 367 Km Acquisition of wagons, locomotives,delivered onshore and offshore expansions at physical progress

Vale approved the restart of the São Luis pellet plant with its start-up planned for the first half of 2018. The project which includes the revamp of the plant and the upgrade of its automation system will cost US$ 105 million, charged to sustaining investments. Sustaining investments in iron ore fines (excluding sustaining investments in pellet plants) amounted to US$ 240 million, equivalent to US$ 3.8/dmt of iron ore fines in 1Q17, vs. the US$ 3.2/dmt in 4Q16, mainly due to the reduced dilution on seasonally lower volumes (US$ 0.6/t). The last twelve months average of sustaining capex for iron ore fines amounts to US$ 2.9/dmt. Minerals Operations 210 21 131 362 Health and Safety 33 3 12 48 Administrative & Others 16 1 9 26 Sustaining capex by business area US$ million 1Q17% 4Q16% 1Q16 % Ferrous minerals 302 57.4 301 40.9 216 43.4 Base metals 198 37.6 360 49.0 267 53.8 Others - - - - - - Total 526 100.00 735 100.0 497 100.0 Corporate social responsibility Investments in corporate social responsibility totaled US$ 84 million in 1Q17, of which US$ 58 million dedicated to environmental protection and conservation and US$ 26 million dedicated to social projects. In association with the reparation and restoration efforts after the Samarco dam failure, Vale contributed with: (i) R$ 187 million (US$ 60 million) to Samarco for the reparation programs in accordance with the Framework Agreement, and consequently, used this amount to offset the provision of R$ 3.733 billion (US$ 1.163 billion) made as of June 30th 2016; R$ 75 million (US$ 23 million) to the Renova Foundation to be used in the reparation and compensation programs in accordance with the Framework Agreement with this amount also used to offset the abovementioned provision; and R$ 191 million (US$ 61 million) to fund Samarco’s working capital, from a total short term line of credit of up to R$ 375 million (US$ 115 million) that was made available for the 1H17, and recognized in Vale’s income statement under “Impairment and other results in associates and joint ventures”. (ii) (iii) 17 Power generation10.210.2--Coal254.8739.9142.8 Total30325198526 CSR - Corporate Social Responsibility10-4151 Waste dumps and tailing dams34-539 US$ millionFerrousCoalBase MetalsTOTAL

Portfolio Management In March 2017, we concluded the equity transaction with Mitsui & Co, Ltd (Mitsui), associated with the divestment of part of our interest in the Moatize coal mine and in the Nacala Logistics Corridor. 18

Free cash flow Free cash flow was US$ 2.454 billion in 1Q17. Cash generated from operations was US$ 4.056 billion in 1Q17, US$ 252 million lower than EBITDA , mainly due to: (i) inventories build up in 1Q17 as part of the ongoing offshore blending activities and (ii) payment of US$ 242 million of profit sharing, which was already provisioned in 4Q16, thus not impacting EBITDA in 1Q17. Free Cash Flow 1Q17 US$ million 19

Debt indicators Gross debt totaled US$ 29.570 billion as of March 31st, 2017, slightly increasing from the US$ 29.322 billion as of December 31st, 2016, mainly due to exchange rate variations. And also decreasing from the US$ 31.470 billion as of March 31st, 2016, as a result of net debt repayments8. Net debt decreased by US$ 2.265 billion compared to the end of the previous quarter, totaling US$ 22.777 billion based on a cash position of US$ 6.793 billion as of March 31st, 2017. The cash balance will be used to implement a liability management program reducing gross debt in 2017. Vale already paid US$ 740 million in April and sent notice to redeem another US$ 300 million of debt in early May. Debt position Gross debt after currency and interest rate swaps was 94% denominated in USD, with 29% based on floating and 71% based on fixed interest rates as of March 31st, 2017. 8 Debt repayments less debt additions. 20

Average debt maturity increased slightly to 8.0 years on March 31st, 2017, against 7.9 years on December 31ts, 2016. Average cost of debt, after the abovementioned currency and interest rate swaps, increased slightly, to 4.71% per annum on March 31st, 2017, against 4.63% per annum on December 31st, 2016. Interest coverage, measured by the ratio of LTM9 adjusted EBITDA to LTM gross interest, improved to 7.7x in 1Q17 vs. 6.8x in 4Q16 and vs. 4.2x in 1Q16. 9 Last twelve months. 21

Gross debt to LTM adjusted EBITDA decreased to 2.1x as of March 31st, 2017 from 2.4x as of December 31st, 2016 and from 4.5x as of March 31st, 2016. Debt indicators Total debt 29,570 29,322 31,470 Total debt / adjusted LTM EBITDA (x) 2.1 2.4 4.5 22 Adjusted LTM EBITDA / LTM gross interest (x)7.76.84.2 Net debt22,77725,04227,661 US$ million1Q174Q161Q16

Performance of the business segments Segment information - 1Q17, as per footnote of financial statements Net Pre operating Adjusted US$ million Cost¹ and R&D¹ Dividends Iron ore fines 4,826 (1,677) 2 (16) (41) - 3,094 Pellets 1,459 (652) (12) (3) (1) - 791 Mn & Alloys 86 (44) (2) - (3) - 37 Copper4 465 (230) (3) (2) - - 230 ¹ Ex-depreciation and amortization ² Excluding non-recurring effects 3 Including copper and by-products from our nickel operations 4 Including by-products from our copper operations 23 Others97(99)(96)(31)(1)-(130) Total8,515(3,888)(170)(65)(84)-4,308 Coal324(248)(12)(3)--61 Base metals1,597(1,092)(46)(11)(38)-410 Nickel³1,132(862)(43)(9)(38)-180 Others ferrous111(76)(4)(1)--30 ROM15-----15 Expenses SG&A Revenuesothers¹& stoppage¹EBITDA² Ferrous minerals6,497(2,449)(16)(20)(45)-3,967

Ferrous minerals Adjusted EBITDA of the Ferrous Minerals business segment was US$ 3.967 billion in 1Q17, 3.5% lower than in 4Q16, mainly as a result of lower sales volumes10 (US$ 774 million), the negative impact of exchange rate variations (US$ 84 million), higher bunker oil prices (US$ 51 million), which were partially offset by higher market prices (US$ 584 million), gains in competitiveness and by the positive one-off effect of insurance recovery (US$ 183 million). Sales volumes decreased as a result of the usual weather related seasonality and the build-up of offshore inventory of iron ore fines. EBITDA variation 4Q16 vs. 1Q17 – Ferrous Minerals business segment Iron ore fines (excluding Pellets and ROM) EBITDA Adjusted EBITDA of iron ore fines was US$ 3.094 billion in 1Q17, 8.8% lower than in 4Q16, mainly as a result of lower sales volumes (US$ 726 million), which were partially offset by the positive impacts of higher realized prices (US$ 403 million). SALES REVENUES AND VOLUME Net sales revenues of iron ore fines, excluding pellets and Run of Mine (ROM), amounted to US$ 4.826 billion in 1Q17 vs. US$ 5.576 billion in 4Q16, as a result of lower iron ore fines sales 10 Including the effect of lower CFR volumes on freight costs. 24 volumes (US$ 1.153 billion), which were partially offset by higher sales prices (US$ 403 million) in 1Q17 vs. 4Q16. Sales volumes of iron ore fines reached 63.7 Mt in 1Q17 vs. 80.3 Mt in 4Q16, 20.1% lower than in 4Q16, due to the usual weather related seasonality. CFR sales of iron ore fines totaled 42.8 Mt in 1Q17, representing 67% of all iron ore fines sales volumes in 1Q17 and in line with the share of CFR sales in 4Q16 (69%). Net operating revenue by product US$ million 1Q17 4Q16 1Q16 Iron ore fines 4,826 5,576 2,917 Pellets 1,459 1,216 753 Others 111 110 83 Volume sold ‘000 met ric t ons 1Q17 4Q16 1Q16 Iron ore fines 63,682 80,287 62,744 ROM 1,636 2,220 520 Pellets 12,582 13,190 11,130 Ferroalloys 30 35 25 REALIZED PRICES Pricing system breakdown 25 Manganese ore196534515 Total6,4977,0473,804 Manganese & Ferroalloys8611747 ROM15284

Price realization – iron ore fines Vale’s CFR dmt reference price for iron ore fines (ex-ROM) increased by US$ 7.5/t from US$ 79.1/t in 4Q16 to US$ 86.7/t in 1Q17, equivalent to a price realization of 101% of the average Platts IODEX 62% of US$ 85.6/t in 1Q17. Vale’s CFR/FOB wmt price for iron ore fines (ex-ROM) increased 9.2% (US$ 6.3/t) from US$ 69.4/t in 4Q16 to US$ 75.8/t in 1Q17, after adjusting for moisture and the effect of FOB sales, which accounted for 33% of the total sales volumes in 1Q17. Price realization in 1Q17 was impacted by: Provisional prices set at the end of 4Q16 at US$ 74.6/t, which were later adjusted based on the price of delivery in 1Q17, and positively impacted prices in 1Q17 by US$ 4.1/t compared to a positive impact of US$ 4.8/t in 4Q16 as a result of the higher realized prices in 1Q17. Provisional prices set at the end of 1Q17 at US$ 77.9/t vs. the IODEX average of US$ 85.9/t in 1Q17, which negatively impacted prices in 1Q17 by US$ 3.2/t compared to a positive impact of US$ 1.7/t in 4Q16. Quarter-lagged contracts, priced at US$ 63.0/t based on the average prices for Sep-Oct-Nov which negatively impacted prices in 1Q17 by US$ 2.1/t compared to a negative impact of US$ 1.3/t in 4Q16. 26

Iron ore sales of 26.2 Mt, or 41% of Vale’s sales mix, were recorded under the provisional pricing system, which was set at the end of 1Q17 at US$ 77.9/t. The final prices of these sales and the required adjustment to sales revenues will be determined and recorded in 2Q17. Average prices US$/ metric ton 1Q17 4Q16 1Q16 Iron ore - Metal Bulletin 65% index 99.11 82.60 50.96 Iron ore fines CFR reference price (dmt) 86.70 79.10 54.67 Iron ore fines CFR/FOB realized price 75.78 69.40 46.50 ROM 9.17 12.61 8.02 Manganese ore 219.39 162.92 60.56 COSTS Costs for iron ore fines amounted to US$ 1.677 billion (or US$ 1.930 billion with depreciation charges) in 1Q17. Costs remained in line with 4Q16, after adjusting for the effects of lower sales volumes (US$ 427 million) and exchange rate variations (-US$ 50 million), despite the negative effect of iron ore price-linked cost factors such as royalties, feed purchased from third-parties and provision for profit sharing payments to employees. IRON ORE COGS - 4Q16 x 1Q17 Rate 4Q16 x 1Q17 Depreciation 323 (70) 15 (14) (70) 253 Maritime freight costs, which are fully accrued as cost of goods sold, totaled US$ 608 million in 1Q17, having decreased US$ 117 million vs. 4Q16. Unit maritime freight cost per iron ore metric ton was US$ 14.2/t in 1Q17, US$ 1.0/t higher than in 4Q16, mainly due to the negative impacts of higher bunker oil prices (US$ 1.1/t). Vale’s average bunker oil price increased from US$ 257/t in 4Q16 to US$ 314/t in 1Q17. C1 CASH COST C1 cash cost FOB port per metric ton for iron ore fines ex-royalties increased by US$0.3/t, from the US$ 14.4 recorded in 4Q16 to US$ 14.7/t in 1Q17, as a result of the negative impact of reduced fixed-costs dilution on seasonally lower production volumes (US$ 0.7/t) and the negative impact of the BRL appreciation against the USD of 4.5% in 1Q17 (US$ 0.6/t), which 27 Total2,336(497)6526(406)1,930 Variance drivers US$ million4Q16VolumeExchangeOthersTotal Variation1Q17 Total costs before depreciation and2,013(427)5040(336)1,677 amortization Ferroalloys1,433.33857.14648.96 Pellets CFR/FOB (wmt)115.9692.2767.61 Iron ore – Platts’ 62% IODEX85.6470.7648.30

were partly offset by one-off events in 4Q16 (US$ 0.9/t) and by other savings in 1Q17 (US$ 0.1/t). C1 cash cost FOB port per metric ton of iron ore fines in BRL was R$ 46.1/t in 1Q17, R$ 1.7/t lower than the R$ 47.8/t recorded in 4Q16. After excluding the one-off effects of R$ 3.0/t in 4Q16, costs increased by R$ 1.3/t, mainly due to lower fixed-costs dilution on seasonally lower production volumes in 1Q17. C1 unit cash cost was negatively impacted in 1Q17 by R$ 1.1/t, due to the higher profit sharing provision resulting from higher iron ore prices, vs. R$ 0.8/t11 in 4Q16 and zero in 1Q16. Iron Ore Fines Costs and Expenses in BRL Iron Ore Fines Costs and Expenses in BRL Expenses¹ 2.7 7.5 12.2 ¹ Net of depreciation 11 After adjusting for the one -off effects. 28 Total48.855.359.7 R$/t1Q174Q161Q16 Costs¹46.147.847.5

Evolution of C1 Cash Cost¹ per ton in BRL EXPENSES Iron ore expenses, net of depreciation, amounted to US$ 55 million in 1Q17, 69.8% lower than the US$ 182 million recorded in 4Q16. SG&A and other expenses totaled a positive amount of US$ 2 million in 1Q17, mainly due to the recovery of the insurance associated with the destruction of the “Fábrica Nova – Timbopeba” long distance belt conveyor (US$ 85 million). After excluding this positive one-off effect, SG&A and Other expenses decreased by US$ 17 million. R&D amounted to US$ 16 million, decreasing by US$ 23 million vs. 4Q16, following the regular seasonality of expenditures. Pre-operating and stoppage expenses, net of depreciation, amounted to US$ 41 million, in line with 4Q16. 29

Iron ore fines cash cost and freight Costs (US$ million) Distribution costs 25 25 22 Maritime freight costs 608 725 461 FOB at port costs (ex-ROM) 1,044 1,263 826 FOB at port costs (ex-ROM and ex-royalties) 937 1,159 774 Sales volumes (Mt) Total ROM volume sold 1.6 2.2 0.5 % of CFR sales 67% 69% 65% Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t) 14.7 14.4 12.3 Volume CFR (Mt) 42.8 55.1 40.9 Vale's iron ore unit freight cost (US$/t) 14.2 13.2 11.3 Evolution of iron ore fines cash cost, freight and expenses 30 Freight % of FOB sales33%31%35% Volume sold (ex-ROM)63.780.362.7 Total iron ore volume sold65.382.563.3 COGS, less depreciation and amortization1,6772,0131,309 1Q174Q161Q16

Evolution of iron ore fines sustaining per ton Iron ore pellets Adjusted EBITDA for pellets in 1Q17 was US$ 791 million, 26.6% higher than the US$ 625 million recorded in 4Q16. The increase of US$ 166 million was a result of higher sales prices (US$ 292 million), which was partially offset by lower dividends received12 (US$ 43 million), higher costs and expenses13 (US$ 43 million), exchange rate variations (US$ 19 million) and lower volumes (US$ 22 million). Net sales revenues for pellets amounted to US$ 1.459 billion in 1Q17, increasing US$ 244 million from the US$ 1.217 billion recorded in 4Q16 as a result of higher realized sales prices (US$ 292 million), which increased from an average of US$ 92.3 per ton in 4Q16 to US$ 116.0 per ton in 1Q17, being partially offset by lower sales volumes (US$ 50 million), which decreased from the 13.2 Mt recorded in 4Q16 to 12.6 Mt in 1Q17. CFR pellet sales of 2.7 Mt in 1Q17 represented 22% of total pellet sales, being higher than the 16% recorded in 4Q16. FOB pellet sales decreased from the 11.0 Mt in 4Q16 to 10.0 Mt in 1Q17. 12 Dividends from leased pelletizing plants, which are usually paid every 6 months (in 2Q and 4Q). 13 After adjusting for the effects of lower volumes and exchange rate variations. 31

Pellet CFR/FOB prices increased by US$ 23.7/t to US$ 116.0/t in 1Q17, whereas the Platt’s IODEX iron ore reference price (CFR China) increased by US$ 14.9/t in the quarter, mainly as a result of the renewal of sales contracts with a higher pellet premium. Pellet costs totaled US$ 652 million (or US$ 744 million with depreciation charges) in 1Q17. After adjusting for the effects of lower volumes (-US$ 28 million) and exchange rate variations (US$ 17 million), costs increased by US$ 69 million vs. 4Q16 mainly due to the higher leasing costs of the pelletizing plants which are based on a predetermined formula linked to market prices. Pre-operating and stoppage expenses for pellets were US$ 1 million in 1Q17, US$ 4 million lower than in 4Q16. SG&A and other expenses totaled US$ 12 million, decreasing US$ 18 when compared to 4Q16, mainly due to the write-down of inventory in 4Q16 (US$ 14 million). EBITDA unit margin for pellets was US$ 62.8/t in 1Q17, 32.7% higher than in 4Q16 mainly due to higher sales prices. Pellets - EBITDA ex-Samarco million million Dividends Received (Leased pelletizing plants) ex-Samarco - - 43 3.3 Expenses (SG&A, R&D and other) (16) (1.3) (40) (3.0) Iron ore fines and pellets cash break-even Quarterly iron ore fines and pellets EBITDA break-even, measured by unit cash costs and expenses on a landed-in-China basis (and adjusted for quality, pellets margins differential and moisture, excluding ROM), remained in line when compared to 4Q16, totaling US$ 30.5/dmt in 1Q17, with the abovementioned increase in pellet premium and the one-off positive effect in expenses offsetting the impacts of bunker oil, exchange rate variation and the reduced fixed-costs dilution on seasonally lower production volumes. Quarterly iron ore and pellets cash break-even on a landed-in-China basis, including sustaining capex per ton of US$ 3.8/dmt, increased from US$ 33.7/dmt in 4Q16 to US$ 34.4/dmt in 1Q17. 32 EBITDA ex-Samarco79162.862547.4 Cash Costs (Iron ore, leasing, freight, overhead, energy and other)(652)(51.8)(594)(45.0) 1Q174Q16 US$US$/wmtUS$US$/wmt Net Revenues / Realized Price1,459116.01,21692.2

Iron ore and pellets cash break-even landed in China¹ US$/t 1Q17 4Q16 1Q16 Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t) 14.7 14.4 12.3 Iron ore fines distribution cost 0.6 0.4 0.5 Iron ore fines moisture adjustment 2.9 2.7 2.5 Iron ore fines pellet adjustment (2.1) (1.5) (1.2) Iron ore fines sustaining investments 3.8 3.2 2.9 ¹ Measured by unit cost + expenses + sustaining investment adjusted for quality ² Net of depreciation Quarterly iron ore and pellets cash break-even on a landed-in-China basis Manganese and ferroalloys Adjusted EBITDA of manganese ore and ferroalloys was US$ 37 million in 1Q17, US$ 8 million lower than the US$ 45 million in 4Q16, mainly due to the impact of lower sales volumes (US$ 29 million) and higher costs and expenses14 (US$ 4 million), which were partly offset by higher realized prices (US$ 27 million). 14 After adjusting for the effects of lower volumes and exchange rates. 33 Iron ore fines and pellets cash break-even landed in China (US$/dmt)34.433.730.9 Iron ore fines and pellets EBITDA break-even (US$/dmt)30.530.628.0 Iron ore fines quality adjustment(2.4)(2.1)(1.5) Iron ore fines EBITDA break-even (US$/dmt)32.632.129.2 Iron ore fines expenses² & royalties2.63.54.0 Iron ore fines freight cost (ex-bunker oil hedge)14.213.211.3

Net sales revenues for manganese ore decreased to US$ 43 million in 1Q17 from US$ 87 million in 4Q16 mainly due to lower sales volumes (US$ 54 million), which were partly offset by higher sales prices (US$ 10 million) in 1Q17. Volumes sold of manganese ore reached 196,000 t in 1Q17 vs. 534,000 t in 4Q16. Net sales revenues for ferroalloys increased to US$ 43 million in 1Q17 from the US$ 30 million in 4Q16, mainly due to higher sales prices (US$ 17 million), which were partially offset by lower sales volumes (US$ 4 million). Volumes sold of ferroalloys decreased to 30,000 t in 1Q17 from the 35,000 t recorded in 4Q16. Manganese ore and ferroalloys costs totaled US$ 44 million (or US$ 49 million with depreciation charges) in 1Q17. Costs remained practically in line with 4Q16 after adjusting for the effect of lower volumes (US$ 29 million) and the negative effect of exchange rate variations (US$ 3 million). Market outlook – iron ore 1Q17 was positive for iron ore, as prices for the Platts IODEX 62% Fe material started the year on the rise. By February, prices reached US$ 95.05/dmt, the highest level since August 2014, supported by higher mill demand in China. In 1Q17, prices averaged US$ 85.64/dmt, also the highest quarterly average since 3Q14, being 20.9% higher than in 4Q16. In 1Q17 premiums for the higher grade iron ore relative to lower grades also improved The 65% Fe Metal Bulletin Index averaged US$ 99.1/dmt, US$ 13.5/dmt higher than the average of the 62% Fe IODEX, and US$ 39/dmt higher than the 58% Fe Metal Bulletin Index. The increased gap amongst different iron ore types is a result of productivity requirements by the Chinese steel mills in times of high coking coal prices and signals an imbalance in the supply ratio of high and low grade ores. China’s steel demand remained strong in 1Q17, supported by an acceleration in its economic activity. GDP in 1Q17 expanded 6.9%, up from 6.7% in 2016 and 6.8% in 4Q16, despite a slight contraction in monetary policy. Fixed asset investments accelerated to 9.2% in 1Q17 year-on-year, and the investment in the three major steel-consuming sectors - manufacturing, infrastructure and property - all experienced a sound recovery in the quarter, reaching 5.8%, 23.5% and 9.1% respectively year-on-year. Although the property sector is now in a tightening cycle, property sales have not decelerated much in 1Q17, increasing 19.5% year-on-year, compared to 22.5% in 2016. The de-stocking efforts supported by government policies have been showing positive results – by the end of 1Q17, unsold residential floor area was down 15% year-on-year. 34

On the back of a strong demand for steel, China’s steel production reached record highs in the first quarter, up 4.6% year-on-year, an annualized output of 816Mt, which also boosted China’s iron ore imports to 271Mt in 1Q17, a growth of 12.2% year-on-year. The general picture of steel production elsewhere was also positive. According to WSA, crude steel output reached 209.4 Mt in 1Q17, up 7% year-on-year. Monthly production records were seen in different countries, such as Mexico, India, Pakistan and Vietnam. For the remainder of the year, we believe that China’s implementation of the Belt and Road projects, which are grounded in new investments in infrastructure, and its supply-side reform, will not only benefit China’s steel industry, but also the global steel sector, being positive drivers for iron ore demand. Volume sold by destination – Iron ore and pellets ‘000 met ric t ons 1Q17 4Q16 1Q16 Americas 11,974 10,699 8,456 Others 1,874 2,020 1,803 China 44,199 56,181 42,930 Others 3,676 4,790 3,524 Germany 3,988 5,839 4,791 Others 4,047 4,929 5,287 Rest of the World 896 1,571 441 Total 77,900 95,697 74,394 Selected financial indicators - Ferrous minerals US$ million 1Q17 4Q16 1Q16 Net Revenues 6,497 7,047 3,804 Expenses¹ (16) (141) (165) Pre-operating and stoppage expenses¹ (45) (52) (39) R&D expenses (20) (45) (11) Adjusted EBITDA 3,967 4,109 1,738 Depreciation and amortization (416) (489) (347) Adjusted EBIT 3,551 3,567 1,391 ¹ Net of depreciation and amortization Selected financial indicators - Iron ore fines Adjusted EBITDA (US$ million) 3,094 3,391 1,409 Adjusted EBITDA (US$/t) 48.59 42.24 22.46 35 Volume Sold (Mt)63.68280.28762.744 1Q174Q161Q16 Adjusted EBIT margin (%)54.750.636.6 Dividends received-53-Costs¹(2,449)(2,753)(1,851) Middle East1,9012,7951,699 France9361,8511,410 Europe8,97112,61911,488 Japan6,2837,0425,856 Asia54,15868,01352,310 Brazil10,1008,6796,653

Selected financial indicators - Pellets (excluding Samarco) Adjusted EBITDA (US$ million) 791 625 296 Adjusted EBITDA (US$/t) 62.87 47.38 26.59 Selected financial indicators - Iron ore fines and Pellets Adjusted EBITDA (US$ million) 3,885 4,016 1,705 Adjusted EBITDA (US$/t) 50.94 42.96 23.08 36 Volume Sold (Mt)76.26493.47773.874 1Q174Q161Q16 Volume Sold (Mt)12.58213.19011.130 1Q174Q161Q16

Base Metals Adjusted EBITDA was US$ 410 million in 1Q17, decreasing US$ 133 million vs. 4Q16, mainly as a result of planned lower volumes (US$ 82 million), higher costs15 (US$ 79 million), lower nickel prices (US$ 21 million) and exchange rate variations (US$ 19 million), which were partially offset by higher copper and cobalt prices (US$ 72 million) and lower expenses (US$ 10 million). SALES REVENUES AND VOLUMES Nickel sales revenues were US$ 760 million in 1Q17, decreasing US$ 134 million vs. 4Q16 as a result of the impact of seasonally lower volumes (US$ 113 million) and lower realized nickel prices in 1Q17 (US$ 21 million). Sales volumes were 72 kt, a decrease of 11 kt when compared to the previous quarter. Copper sales revenues were US$ 568 million in 1Q17, decreasing US$ 17 million vs. 4Q16 as a result of the impact of seasonally lower volumes (US$ 71 million), which was partially offset by higher realized copper prices in 1Q17 (US$ 54 million). Sales volumes were 100 kt in 1Q17, 15 kt lower than in 4Q16. PGMs (platinum group metals) sales revenues totaled US$ 85 million in 1Q17, increasing US$ 33 million vs. 4Q16. Sales volumes were 104,000 oz in 1Q17 vs. 73,000 oz in 4Q16. PGMs sales volumes increased, mainly due to higher production of platinum and palladium. Sales revenues from gold contained as a by-product in our nickel and copper concentrates amounted to US$ 130 million in 1Q17, decreasing by US$ 34 million vs. 4Q16 mainly as a result of the impact of seasonally lower volumes (US$ 30 million). Sales volumes of gold as a by-product amounted to 108,000 oz in 1Q17, 24,000 oz lower than in 4Q16. Net operating revenue by product Nickel 760 894 650 PGMs 85 52 96 Silver as by-product 8 13 9 15 After adjusting for the impacts of volumes and exchange rate. 37 Others465233 Total1,5971,7601,353 Gold as by-product130164130 Copper568585435 US$ million1Q174Q161Q16

REALIZED NICKEL PRICES The realized nickel price was US$ 10,547/t, US$ 276/t higher than the average LME nickel price of US$ 10,271/t in 1Q17. Vale’s nickel products are divided into two categories, refined nickel (pellets, powder, cathode, FeNi, Utility Nickel™ and Tonimet™) and intermediates (concentrates, matte, NiO and NHC). Refined nickel products have higher nickel content, typically commanding a premium over the average LME nickel price, whereas nickel intermediates are less pure as they are only partially processed. Due to this difference, intermediate products are sold at a discount. The amount of the discount will vary depending on the amount of processing still required, product forms and level of impurities. The sales product mix is an important driver of nickel price realization. Refined nickel sales accounted for 89% of total nickel sales in 1Q17. Sales of intermediate products accounted for the balance. The realized nickel price differed from the average LME price in 1Q17 due to the following impacts: Premium for refined finished nickel products averaged US$ 597/t, with an impact on the aggregate realized nickel price of US$ 531/t; Discount for intermediate nickel products averaged US$ 2,330/t, with an impact on the aggregate realized nickel price of -US$ 255/t. Price realization – nickel 38

REALIZED COPPER PRICES The realized copper price was US$ 5,661/t, US$ 170/t lower than the average LME copper price of US$ 5,831/t in 1Q17. Vale’s copper products are mostly intermediate forms of copper, predominantly in the form of concentrate, which is sold at a discount to the LME price. These products are sold on a provisional pricing basis during the quarter with final prices determined in a future period, generally one to four months forward16. The realized copper price differed from the average LME price in 1Q17 due to the following impacts: Current period price adjustments: mark-to-market of invoices still open in the quarter based on the copper price forward curve17 at the end of the quarter (-US$ 91/t); Prior period price adjustment: variance between the price used in final invoices (and in the mark-to-market of invoices from previous quarters still open at the end of the quarter) and the provisional prices used for sales in previous quarters (US$ 476/t); TC/RCs, penalties, premiums and discounts for intermediate products (-US$ 555/t). Price realization – copper 16 On March 31st , 2017, Vale had provisionally priced copper sales totaling 103,618 tons valued at a LME forward price of US$ 5,832/t, subject to final pricing over the next several months. 17 Includes a small number of final invoices that were provisionally priced and settled within the quarter. 39

Average prices US$/ metric ton 1Q17 4Q16 1Q16 Nickel - LME 10,271 10,810 8,499 Copper - LME 5,831 5,277 4,672 Nickel 10,547 10,803 8,787 Platinum (US$/oz) 917 887 898 Gold (US$/oz) 1,202 1,246 1,132 Silver (US$/oz) 13.50 18.52 14.14 SALES VOLUME PERFORMANCE Sales volumes of nickel were 72 kt in 1Q17, 11 kt lower than the previous quarter and in line with 1Q16. Sales volumes of copper achieved 100 kt in 1Q17, 15 kt lower than the previous quarter, and in line with 1Q16, due to lower sales of copper from Salobo and our North Atlantic nickel operations. Despite lower grades and repairs at both the conveyor belt and concentration plant, which negatively affected production in 1Q17, Salobo is on track to achieve the production target of 200 kt in 2017. Sales volumes of gold as a by-product totaled 108,000 oz in 1Q17, 24,000 oz lower than in 4Q16 and 7,000 oz lower than in 1Q16, mainly due to lower by-product volumes from Salobo. Volume sold ‘000 met ric t ons 1Q17 4Q16 1Q16 Nickel operations & by products Copper 38 44 44 Gold as by-product ('000 oz) 23 25 23 Silver as by-product ('000 oz) 351 524 459 Cobalt (metric ton) 892 1,487 1,178 Copper operations & by products Copper 62 71 57 Silver as by-product ('000 oz) 194 203 165 Costs and expenses Costs and expenses decreased US$ 34 million in 1Q17, mainly due to lower volumes (US$ 116 million) and lower expenses (US$ 10 million), partially offset by higher costs (US$ 79 million) and the negative impact of the exchange rate variation (US$ 19 million). COSTS OF GOODS SOLD (COGS) Costs totaled US$ 1.092 billion in 1Q17 (or US$ 1.455 billion including depreciation). Costs increased by US$ 79 million vs. 4Q16 after the adjustment for the effects of exchange rate variations (US$ 17 million) and lower sales volumes (US$ 116 million) mainly due to the: (i) unfavorable impact on unit costs of lower production volumes, (ii) higher prices for oil and coal 40 Gold as by-product ('000 oz)8510792 PGMs ('000 oz)10473153 Nickel728374 Cobalt (US$/t)45,41528,02118,982 Copper5,6615,0934,323

and (iii) the one-off impact of a US$ 32 million cost normalization adjustment for the Thompson operation as a result of certain operational issues experienced during the quarter including deleterious elements in the smelter feed and a hot metal leak in the smelter. Rate 4Q16 x 1Q17 Depreciation 386 (49) 7 19 (23) 363 UNIT CASH COST North Atlantic operations unit cash cost increased from the US$ 5,125/t recorded in 4Q16 to US$ 6,699/t in 1Q17 mainly due to the one-off US$ 32 million cost normalization adjustment for Thompson, accounting for US$ 770/t of the increase, as well as the unfavourable impact of lower production volumes on unit costs. PTVI unit cash cost increased from the US$ 5,770/t recorded in 4Q16 to US$ 6,821/t in 1Q17, mainly due to the unfavorable impact of lower production volumes on unit costs, accounting for approximately US$ 400/t of the increase, along with higher oil, coal and diesel prices, which accounted for approximately US$ 700/t of the increase. VNC unit cost net of by-product credits decreased slightly from the US$ 11,375/t recorded in 4Q16 to US$ 11,232/t in 1Q17, mainly due to the impact of higher cobalt by-product prices. Onça Puma unit cost was in line with 4Q16. Sossego unit cost decreased primarily due to the favorable impact of higher production on unit costs as well as lower personnel and supplies expenses. Salobo unit costs increased mainly due to higher expenses for services and supplies related to maintenance work, higher energy costs and the unfavorable impact of lower production on unit costs. 41 Total1,498(165)2498(43)1,455 Variance drivers US$ million4Q16VolumeExchangeOthersTotal Variation1Q17 Total costs before depreciation and1,112(116)1779(20)1,092 amortization

Base Metals – unit cash cost of sales per operation, net of by-product credits1 PTVI (nickel)2 6,821 5,770 6,636 Onça Puma (nickel) 9,341 9,204 8,064 Sossego (copper) 2,941 3,207 2,692 1 North A tlantic figures includes Clydach and A cton refining costs. 2 Prior periods re stated to include royalties, freight and oth er period costs . 3 Unit cash cost of restated for periods prior to 1Q17 to exclude pre -operating an d other operating expe nses. 4 W e realigned our unit cash cost of sale s m ethodology in 1Q17 to include all freight, royalty and other costs reported as cost of go ods sold an d to exclude other o perating exp e nses and pre -operating exp enses for certain o perations . Co nsidering the previous criteria, the unit cash cost figures in prior periods would be: North A tlantic, US $ 3,41 2/t and U S $ 3,218/t i n 4Q1 6 and 1Q 16, respectively; P TVI, US $ 5,695/t an d US $ 5, 806/t i n 4Q16 and 1 Q 16, respectively; V NC, US $ 11,0 17/t and US $ 12,7 11/t i n 4Q16 a nd 1Q 16, respectively. EXPENSES SG&A and other expenses, excluding depreciation, totaled US$ 46 million, a decrease of US$ 7 million when compared to the US$ 53 million in 4Q16. Pre-operating and stoppage expenses, net of depreciation, totaled US$ 38 million, all related to the ramp-up of the Long Harbour operation. Performance by operation The breakdown of the Base Metals EBITDA components per operation is detailed below. Base Metals EBITDA overview – 1Q17 North PTVI VNC Onça Other1 US$ million Sossego Salobo Base Net Revenues 860 144 91 152 313 51 (14) 1,597 Costs2 (630) (118)(118) (86) (144) (46) 50 (1,092) SG&A and others (9) - (1) (3) - (3) (29) (46) R&D (6) (2) (1) (2) - - - (11) (38) - - - - - - (38) stoppage EBITDA 177 24 (29) 61 169 2 6 410 Ni deliveries (kt) 41 17 8 - - 5 1 72 Cu deliveries (kt) 38 - - 24 38 - - 100 1 Includes the P TV I and V N C off -takes, intercom pany sales, purchase of finished nickel and corporate cent er expenses allocated for base m etals, S G& A and others. 2 B ase M etals COGS currency exposure in 1Q17 was m ade up as follows: 46% in Cana dian Dollar, 21% in B razilian R eal, 20% in US Dollar, 11% in E uro and 2 % in Indonesia n Rupiah. EBITDA Details of Base Metals’ adjusted EBITDA by operation are as follows: 42 Pre-operating & Total AtlanticSiteSitePumaMetals Salobo (copper)1,406589923 COPPER VNC (nickel)311,23211,37513,691 US$ / t1Q174Q1641Q164 NICKEL North Atlantic Operations (nickel)26,6995,1254,008

(i) The North Atlantic operations EBITDA was US$ 177 million, decreasing by US$ 68 million vs. 4Q16 mainly due to: (i) lower revenues associated with lower volumes sold; (ii) the unfavourable impact of lower production on unit costs; (iii) US$ 32 million cost normalization for Thompson; and (iv) US$ 8 million higher pre-operating expense for Long Harbour. (ii) PTVI’s EBITDA was US$ 24 million, decreasing by US$ 25 million vs. 4Q16 mainly due to higher costs (US$ 18 million) and lower volumes (US$ 11 million), partially offset by lower expenses (US$ 4 million). (iii) VNC's EBITDA was negative US$ 29 million, improving almost 10% when compared to 4Q16, mainly as a result of higher cobalt prices (US$ 12 million), partially offset by lower nickel prices (US$ 9 million). (iv) Onça Puma’s EBITDA was US$ 2 million, decreasing US$ 5 million vs. 4Q16, mainly as a result of the negative impact of exchange rate variations (US$ 3 million) and lower volumes (US$ 2 million). (v) Sossego’s EBITDA was US$ 61 million, increasing US$ 25 million vs. 4Q16 mainly as a result of lower costs (US$ 16 million), lower expenses (US$ 11 million) and higher copper prices (US$ 5 million), partially offset by exchange rate variations (US$ 5 million). (vi) Salobo’s EBITDA was US$ 169 million, decreasing US$ 34 million vs. 4Q16, mainly as a result of lower volumes (US$ 44 million), higher costs (US$ 20 million) and negative exchange rate variations (US$ 7 million), partially offset by higher prices (US$ 35 million). Base metals – EBITDA by operation North Atlantic operation1, 3 177 245 191 VNC (29) (32) (48) Sossego2 61 36 34 Other2, 3 6 35 5 1 Includes the o perations in Can ad a and in the United K ingdom . 2 Includes the P TV I and V N C off -takes, intercom pany sales, purchase of finished nickel and corporate cent er allocation for base m etals. 3 Reflecting a realignm ent of o ur reporting for the North A tlantic operations and u nit cash cost m ethod ology for Q1, the E B ITDA in previous periods would chang e : North A tlantic would be US $ 29 8 million and US $ 151 m illion in 4Q16 and 1 Q16, respectively; Others would be US $ -18 million and US $ 45 m illion in 4Q16 and 1 Q16, respectively. 43 Total 410543329 Salobo169203131 Onça Puma277 PTVI24499 US$ million1Q174Q161Q16

Market outlook – Base Metals NICKEL LME nickel prices retreated during 1Q17 to an average of US$ 10,271/t Ni, from US$ 10,810/t Ni in 4Q16. The price decline can be attributed primarily to uncertainty surrounding export volumes associated with the relaxation of the nickel ore export ban in Indonesia. Despite the decrease in 1Q17 vs. 4Q16, the price of nickel increased 21% year-over-year. Global stainless steel production continued to increase in 1Q17, rising approximately 11% vs. the same period in 2016. Stainless steel production in China in 1Q17 was down approximately 7% vs. 4Q16, due to capacity closures during the fourth quarter and the slowdown associated with the Spring Festival in China during 1Q17. Chinese stainless production increased 15% vs. 1Q16. Demand for nickel in non-stainless applications remained robust, particularly in the automotive, battery and aerospace sectors. Global refined nickel production was up approximately 1% in 1Q17 vs. 1Q16, with Chinese NPI production increasing 21% over the same period. This increase comes as nickel ore imports into China, which feed NPI production, were up by 34% in 2M17 vs. 2M16. Imports of FeNi into China increased to 33 kt of contained Ni in 2M17 vs. 21 kt of contained Ni in 2M16, largely as a result of the ramp-up of Indonesian nickel smelter production. Refined nickel imports into China declined 56% in 2M17 vs. 2M16. This was due to increased NPI production, FeNi imports and domestic inventory consumption. Total exchange inventories continued to decline during the first quarter vs. 4Q16, with increases in LME stocks (+6.2 kt) being outpaced by a decline in SHFE inventories (-10.4 kt). LME stocks at the end of 1Q17 were 377.5 kt while SHFE inventories amounted to 83.5 kt, bringing total exchange inventories to 461 kt by the end of the quarter. On January 11th, 2017, the Indonesian government released a ministerial decree changing the 2009 Mining Law No. 4/2009, which stipulates a ban on the export of unprocessed and semi-processed ores from the country. The ministerial decree allows for the controlled recommencement of nickel ore exports from Indonesia, with 100% of input capacity being allowed for export as “low-grade” ore (<1.7% Ni). The extra supply of Indonesian nickel ore caused by this change is likely to put downward pressure on ore and nickel prices and may have the unintended consequence of delaying investment in smelter development. On February 2nd, 2017, the Philippine government announced the results of a country-wide mining audit undertaken by the Department of Environment and Natural Resources (DENR) with over half of the mines associated with Philippine nickel ore exports identified for potential closure. However, mines identified for closure have been allowed to continue operating during the appeals process. It is unclear how much ore could potentially be exported from Indonesia and, likewise, it is uncertain if the Philippine mines will eventually be closed or only temporarily 44 suspended. Depending on Indonesian ore export volumes as well as Philippine mine closures, if any, the deficit in 2017 is likely to be lower than previously expected and with that the reduction in global inventories is also likely to slow down. As a result, price recovery is expected to take longer than previously anticipated. The long-term outlook for nickel continues to be positive. Capital investment for new projects and replacement volumes are being deferred within the context of challenging economic conditions that will widen future deficits given continued demand growth as global economies stabilize. Furthermore, demand from the battery segment for electric vehicle manufacturing will play an important role in demand growth over the coming years and is increasingly likely to exceed expectations. COPPER LME copper prices continued to climb in 1Q17 as supply disruptions impacted the market. The price reached a high of US$ 6,145/t Cu in mid-February, driven primarily by the commencement of labor strikes at major copper mining operations in Chile and Peru as well as the stoppage of copper concentrate exports from Indonesia. The average LME copper price increased 10.5% in 1Q17 to US$ 5,831/t Cu from US$ 5,277/t Cu in 4Q16. Global demand for refined copper remained subdued in 1Q17, partially due to the seasonal slowdown associated with the Chinese New Year holiday. Nevertheless, copper consumption in China was up by approximately 3% vs. 1Q16. Global demand also increased 2% in 1Q17 vs. 1Q16 as key copper consuming sectors including auto production and home appliances remained strong in the first quarter. On the supply side, global refined copper production was slightly down during the quarter driven primarily by supply disruptions that began to impact the market in mid-February. Despite the supply disruptions, copper concentrate imports into China increased approximately 2% in 2M17 vs. 2M16, reflecting demand associated with the ongoing expansion of sm elter capacity in the country. Meanwhile, refined copper imports declined 22% over the same period as higher copper prices over the quarter drove more scrap into the market. Chinese copper smelter spot TC/RCs have declined since the end of 2016 due to ongoing tightness in the copper concentrate market, even as buying interest remained robust. Shanghai and Comex inventories increased over the first quarter (160.8 kt and 55.1 kt, respectively) while the LME declined by 31.1 kt. Total inventories increased by 184.8 kt across all three exchanges over the course of 1Q17, totaling almost 742 kt Cu at the end of the quarter. The market is expected to shift into balance in 2017 as demand for refined copper continues to improve and supply growth levels off as projects and recent mine expansions complete theirs ramp-up. However, recent mine supply disruptions related to ongoing labor strikes and 45 negotiations in Chile and Peru, as well as export issues in Indonesia, are likely to support prices in the near term. Moving forward there remains some uncertainty regarding demand growth levels in China during the second half of the year. However, over the longer term the copper market is expected to improve as future supply is constrained by declining ore grades and deferred capital investment. Selected financial indicators - Base Metals US$ million 1Q17 4Q16 1Q16 Net Revenues 1,597 1,760 1,353 Expenses¹ (46) (57) (21) R&D expenses (11) (22) (15) Adjusted EBITDA 410 543 329 Adjusted EBIT 28 129 (78) 1 Net of de preciation and am ortization. 46 Adjusted EBIT margin (%)1.87.3(5.8) Depreciation and amortization(382)(410)(407) Dividends received-4-Pre-operating and stoppage expenses¹(38)(30)(32) Costs¹(1,092)(1,112)(956)

Coal EBITDA Adjusted EBITDA for the Coal business segment was US$ 61 million in 1Q17, US$ 95 million lower than the US$ 156 million recorded in 4Q16, mainly due to lower sales prices (US$ 104 million). Adjusted EBITDA of coal shipped through the Nacala port totaled US$ 83 million in 1Q17, vs. the US$ 163 million recorded in 4Q16, mainly due to lower prices, which were partially offset by higher sales volumes and lower production costs18. The adjusted EBITDA of coal shipped through the Beira port increased from the negative US$ 21 million to negative US$ 18 million in 1Q17. The adjusted EBITDA from Australia was negative US$ 4 million in 1Q17, a reduction of US$ 18 million from the US$ 14 million recorded in 4Q16, as a result of the divestment of Carborough Downs in November 2016. Despite the slightly negative EBITDA recorded in Australia in 1Q17, Vale Australia cash balance was US$ 53 million as of March 31st, 2017, due to cash proceeds received from AMCI as a result of the completion of the divestment transaction of Australian assets in 2016. SALES REVENUES AND VOLUMES Net sales revenues of metallurgical coal decreased to US$ 254 million in 1Q17 from US$ 300 million in 4Q16, as a result of lower sales prices (US$ 104 million), which were partially offset by higher sales volumes (US$ 58 million). Net sales revenues of thermal coal decreased to US$ 70 million in 1Q17 from US$ 76 million in 4Q16 as a result of lower sales volumes (US$ 6 million). Sales volumes of metallurgical coal totaled 1.537 Mt in 1Q17, increasing 11.2% vs. 4Q16, as a result of the ramp-up of Moatize II. Sales volumes of thermal coal totaled 1.031 Mt in 1Q17, 8.0% lower than in 4Q16, as a result of the increase in the metallurgical coal volume transported through the Nacala Logistics Corridor with the continuing ramp-up of Moatize II. Thermal coal inventories declined to the normal levels and the ratio of metallurgical to thermal coal sales should stabilize going forward. REALIZED PRICES Coal sales are distributed across three pricing systems, namely the: (i) quarterly fixed benchmark prices; (ii) index prices and (iii) fixed prices. 18 FOB cash cost at the Nacala port (mine, plant, railr oad and port). 47

Quarterly fixed benchmark prices are used for pricing only metallurgical coal and are determined based on negotiations between Australian coal producers and the main steel mills in Japan, South Korea and Taiwan, usually prior to the beginning of the quarter. Once the quarterly fixed benchmark price is agreed and announced to the market, other coal players adopt it for pricing their coal trades. Index prices are provided by several index providers, such as Platts, Global Coal, TSI and Metal Bulletin, and used as price references considering product type (metallurgical or thermal) and characteristics (low vs. mid volatile; hard vs. semi soft coking coal, high vs. low energy, among others). A premium or discount is then applied over the index reference price depending on Vale’s product quality. Fixed prices are determined through negotiations based on product characteristics and quality. Vale’s coal sales from Mozambique are mostly on a CFR basis with prices determined by adding the specific freight differential to the Australia FOB index reference price. The main coal products from the Moatize mine are the Chipanga hard coking coal (HCC), the newly launched Moatize Low Volatile (MLV) HCC and the Moatize thermal coal. Metallurgical coal In 1Q17, metallurgical coal sales were priced as follows: (i) 6% based on the quarterly fixed benchmark prices; (ii) 49% based on index lagged prices; and (iii) 46% based on fixed prices. The increase of sales based on fixed prices was due to the large number of spot shipments in the quarter and the increased number of trial cargoes of our new products. The metallurgical coal realized price decreased 23.9% to US$ 165.2/t in 1Q17 from US$ 217.0/t in 4Q16, following the premium low vol FOB Australia spot index, which decreased 36.8% to US$ 168.2/t from US$ 266.2/t in 4Q16. Metallurgical coal prices HCC benchmark price 285.0 200.0 81.0 1 Platts Premium Low Vol Hard Coking Coal FOB Australia. Price realization in 1Q17 for metallurgical coal from Mozambique was impacted by: Quality adjustment over the index reference price due to different product characteristics and value in use adjustments associated with trial shipments of our new premium and non-premium coking coal products, which negatively impacted prices in 1Q17 by US$ 8.1/t. 48 Vale’s metallurgical coal realized price165.2217.075.9 US$ / metric ton1Q174Q161Q16 Premium Low Vol HCC index price 1168.2266.276.6

Sales not evenly spread across the quarter, which negatively impacted prices by US$ 0.9/t. Sales using lagged index prices which positively impacted prices in 1Q17 by US$ 9.1/t, as index prices sharply decreased over 1Q17. Sales using the quarterly benchmark pricing system which positively impacted prices in 1Q17 by US$ 4.2/t mainly as a result of the gap between the quarterly benchmark price and the average index price in 1Q17. Freight differentials which positively impacted prices in 1Q17 by US$ 0.6/t, mainly due to freight differentials between Vale’s freight rates contracted from Mozambique to the delivery ports and the freight rates set in the sales contracts, which are determined considering the delivery from the index reference port. Other adjustments, including penalties and trial cargo incentives associated with the new products or testing campaigns as part of the marketing development plans, which negatively impacted prices in 1Q17 by US$ 7.9/t. Price realization – Metallurgical coal from Mozambique US$/t 1Q17 Thermal coal In 1Q17, thermal coal sales were priced as follows: (i) 41% based on index prices and (ii) 59% based on fixed prices (spot shipments). 49

The realized price of thermal coal was US$ 68.2/t in 1Q17, in line with 4Q16, despite the 3.3% decrease in the thermal coal index. Price realization in 1Q17 for thermal coal was impacted by: Quality adjustment against the reference index given our lower calorific values and higher ash levels, which negatively impacted prices by US$ 14.0/t. Sales not evenly spread across the quarter, which positively impacted prices by US$ 1.0/t Lagged index and fixed pricing which positively impacted prices by US$ 0.9/t. Freight differentials which negatively impacted prices in 1Q17 by US$ 0.1/t, mainly due to freight differentials between Vale’s freight rates contracted from Mozambique to the delivery ports and the freight rates set in the sales contracts, which are determined considering the delivery from the index reference port Other adjustments, mainly commercial premiums/discounts which negatively impacted prices by US$ 2.0/t. Price realization – Thermal coal from Mozambique US$/t, 1Q17 50

COSTS AND EXPENSES Coal costs and expenses, net of depreciation, totaled US$ 263 million in 1Q17, increasing US$ 43 million against the US$ 220 million recorded in 4Q16. After adjusting for higher sales volumes (US$ 7 million), costs and expenses increased by US$ 35 million mainly due to the lower realization of the low cost impaired19 thermal coal inventory (US$ 56 million). This negative impact was partially offset by the decrease in FOB production costs20. MOZAMBIQUE PERFORMANCE Adjusted EBITDA for the operations in Mozambique decreased to US$ 65 million from the US$ 142 million in 4Q16. The decrease of US$ 77 million vs. 4Q16 was mainly driven by the above-mentioned impact of lower prices, which were partially offset by higher volumes. Production at Moatize was 2.4 Mt in 1Q17, a quarterly production record, driven by monthly production records in January (0.8 Mt) and March (0.9 Mt). Production cost per ton of coal shipped through the Nacala port21 decreased 14% to US$ 83.9/t in 1Q17 from US$ 97.8/t in 4Q16, due to the ramp-ups of Moatize II and the Nacala Logistics Corridor (NCL), as well as the reestablishment of the supply of explosives, which affected production in 4Q16. Railed volume22 was 2.7 Mt in 1Q17, being 12.5% higher than the 2.4 Mt railed in 4Q16. Shipped volume22 was 2.6 Mt in 1Q17, 24% higher than the 2.1 Mt shipped in 4Q16. COAL MARKET OUTLOOK The spot and quarterly benchmark coking coal prices followed different directions in 1Q17, with spot prices following a downward trend, while the quarterly benchmark was set 42% higher than in 4Q16. Coking coal spot prices averaged US$ 186.8/t in 1Q17, falling from the US$ 310/t peaks of November 2016 (down 40%) due to the correction of short term supply issues seen in 4Q16, good weather conditions in Australia (apart from the very end of the quarter) and high inventories in Asia and Europe. On the other hand, quarterly benchmark prices were set before these effects could have been noticed, which led to an increase from US$ 200/t in 4Q16 to US$ 19 Average costs of the inventories are monthly tested vs. the expected sales prices, leading to positive or negative variations depending on previous impairments recorded. 20 FOB cash cost at the port (mine, plant, railroad and port). 21 FOB cash cost at the port (mine, plant, railroad and port). 22 Includes Sena-Beira and Nacala Logistics Corridor. 51

285/t in 1Q17. This created a very high average spread, about US$ 100/t, between spot and quarterly benchmark prices in 1Q17. Chinese domestic prices were much less volatile during 1Q17, but showed a more subtle decline from US$ 220/t to US$ 190/t by the end of the quarter, creating new arbitrage positions for Chinese traders. There is still some uncertainty around Chinese government policy on domestic coal production and around the amount of coal that might be imported, which are key drivers for the seaborne demand. China's coal imports continued to rise. Coking coal imports totalled 10.6 Mt in Jan-Feb 2017, an increase of nearly 68% vs. Jan-Feb 2016, increasing approximately 8% vs. 4Q16 as arbitrage window was open and steel prices continued to support higher coking coal and coke prices. India coking coal imports were 3.92 Mt in January 2017, reducing approximately 6% vs. January 2016 as Indian buyers delayed their restocking amid a price decline trend and short-term impact of the demonetization policy. In Germany, coking coal imports dropped 8% in 1Q17 vs. 4Q16 but increased 17% vs. 1Q16. Australian supply was surprisingly flat year-on-year amid a weak cyclone season that allowed producers to maximize production to capture high coking coal prices, while in the United States coal producers managed to ship approximately 11 Mt in 1Q17, which would annualize 45 Mt at the current pace. At the end of 1Q17, Australian producers were hit by the tropical Cyclone “Debbie” coming at the Queensland coastline near the Hay Point/Dalrymple Bay Coal Terminals. Market was expecting spot coking coal prices to reverse their downward trend due to the extent of the cyclone damage caused by the flooding across the Northern/Central and Southern Bowen Basin logistics corridors and the timing required for resuming normal operational levels. At the time of printing this report, quarterly benchmark prices were still not closed, renewing the questions on how much longer will quarterly benchmark pricing be in the market place, and whether Japanese FY17 will be the first year we see a major shift to index pricing, in particular by the Japanese Steel Mills. The API4 (RBCT) thermal coal index started and ended the quarter around US$ 80/t, however it did surge to above US$ 90/t in mid January due to a rebound in the European market. This rebound was partially due to a surge in power consumption amid lower temperatures and supply tightness, followed by a fall to US$ 75/t in mid March as expectation on the resume NDRC production controls did not materialize. The current rise seen at the end of the quarter is following the sentiment of possible supply disruptions in Australia from Cyclone Debbie (though in lesser extend when compared to metallurgical coal), and due to the arbitrage window created as a result of the surge in Chinese domestic prices and coastal freight. 52

Thermal coal imports to China in Jan-Feb 2017 totaled 28 Mt, increasing 50% vs. Jan-Feb 2016. Chinese thermal generation jumped to a total of 728 TWh in Jan-Feb, increasing 7.3% year-on-year, supported by heating season and positive economic growth. Turning to India, domestic production in January totaled 55.99 Mt, 8% below its targeted output for the month, despite Indian Government continued effort to increase internal sourcing from its state-owned operations. January thermal coal imports of 8.88 Mt were down 33% year-on-year. Looking ahead, uncertanties regarding Australian supply disruption from Cyclone Debbie are likely to be shortlived once the true impact on operations is known. Thus, as soon as production is back to usual levels in Queensland, less sentiment-based price volatility can be expected in both coal markets. Coal business performance Net operating revenue by product Metallurgical coal 254 300 104 Average prices Metallurgical coal 165.17 217.01 75.93 Volume sold Metallurgical coal 1,537 1,382 1,368 Selected financial indicators - Coal Net Revenues 324 376 154 Expenses¹ (12) (10) 49 R&D expenses (3) (7) (2) Depreciation and amortization (105) (111) (23) Adjusted EBIT margin (%) (14) 12 (75) ¹ Net of depreciation and amortization 53 Adjusted EBIT(44)45(116) Adjusted EBITDA61156(93) Pre-operating and stoppage expenses¹-(18)(1) Costs¹(248)(185)(293) US$ million1Q174Q161Q16 Thermal coal1,0311,1211,299 Total2,5682,5032,667 US$/ metric ton1Q174Q161Q16 Thermal coal68.1667.6738.57 US$/ metric ton1Q174Q161Q16 Thermal coal707650 Total324376154 US$ million1Q174Q161Q16

Financial indicators of non-consolidated companies For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com / investors / information to the market / financial statements. Conference call and webcast Vale will host two conference calls and webcasts on Thursday, April 27th, 2017. The first, in Portuguese (non-translated), will start at 10:00 a.m. Rio de Janeiro time. The second, in English, will start at 12:00 p.m. Rio de Janeiro time (11:00 a.m. US Eastern Daylight Time and 4:00 p.m. British Standard Time) Information on Dial-in to conference calls/webcasts: In Portuguese: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the US: (1 888) 700-0802 Participants from other countries: (1 786) 924-6977 Access code: VALE In English: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the U.S: (1 866) 262-4553 Participants from other countries: (1 412) 317-6029 Access code: VALE Instructions for participation will be available on the website: www.vale.com/investors. A podcast will be available on Vale’s Investor Relations website. This press release may include statements that present Vale’s expectations about future events or results. Al l statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, whic h is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 54

ANNEX 1 – SIMPLIFIED FINANCIAL STATEMENTS Income statement US$ million 1Q17 4Q16 1Q16 Net operating revenue 8,515 9,265 5,335 Gross margin (%) 44.4 44.9 27.1 Selling, general and administrative expenses (124) (136) (107) Research and development expenses (65) (112) (55) Other operational expenses (77) (152) (36) assets Impairment of non-current assets and onerous contracts - (1,174) - Financial revenues 64 52 57 Gains (losses) on derivatives, net 209 96 440 Monetary and exchange variation 229 11 1,528 Equity results in associates and joint ventures 73 (83) 155 (61) (74) - joint ventures Current tax (501) (125) (341) Deferred tax (222) 67 (607) Net Earnings (loss) from continuing operations 2,588 1,670 1,769 Loss attributable to noncontrolling interest (15) 33 1 2,490 525 1,776 stockholders) Earnings (loss) per share (attributable to the Company's stockholders - US$) 0.48 0.10 0.34 Company's stockholders - US$) Equity income (loss) by business segment US$ million 1Q17% 4Q16% 1Q16 % Ferrous minerals 57 78 41 (49) 39 25 Coal 10 14 4 (5) (10) (6) Base metals 1 1 - - (2) (1) Others 6 8 12 (14) 17 11 55 Total73100(83)100155100 Steel(1)(1)(140)16911172 Diluted earnings (loss) per share (attributable to the0.480.100.34 Gain (loss) from discontinued operations(83)(1,178)6 Net earnings (attributable to the Company's Impairment and others results in associates and Income (loss) before taxes3,3111,7282,717 Financial expenses(1,115)(762)(614) Operating profit3,9122,4881,151 Results on measurement or sale of non-current51229-Pre-operating and stoppage expenses(115)(129)(97) Cost of goods sold(4,734)(5,103)(3,889) Gross profit3,7814,1621,446

Balance sheet US$ million 31/3/2017 31/12/2016 31/3/2016 Cash and cash equivalents 6,716 4,262 3,782 Other financial assets 2,196 363 268 Prepaid income taxes 73 159 625 Others 486 557 582 4,519 8,589 4,091 operation Judicial deposits 990 962 984 Other financial assets 3,379 628 364 Recoverable income taxes 538 527 517 Deferred income taxes 7,127 7,343 7,675 Others 324 274 623 Fixed assets 67,462 65,986 67,340 Suppliers and contractors 3,647 3,630 3,147 Other financial liabilities 1,358 1,086 2,361 Taxes payable 687 657 612 Provision for income taxes 120 171 167 Dividends and interest on capital 821 798 - Liabilities related to associates and joint ventures 284 292 - Others 811 896 1,170 for sale and discontinued operations Non-current liabilities 47,612 46,758 45,101 Loans and borrowing 27,163 27,662 28,215 Taxes payable 5,098 4,961 4,502 Provisions 5,938 5,748 5,778 Gold stream transaction 2,032 2,090 1,715 56 Others1,7231,6851,572 Total liabilities59,43757,99056,500 Stockholders' equity43,57141,02438,772 Total liabilities and stockholders' equity103,00899,01495,272 Liabilities related to associates and joint ventures787785-Deferred income taxes1,6771,7001,817 Other financial liabilities3,1942,1271,850 Liabilities directly associated with non-current assets held1,0391,09094 Provisions651952593 Loans and borrowing2,4071,6603,255 Total assets103,00899,01495,272 Liabilities Current liabilities11,82511,23211,399 Recoverable taxes767727544 Non-current assets held for sale and discontinued Non-current assets13,12510,46110,707 Recoverable taxes1,5531,6251,523 Inventories3,6413,3493,801 Accounts receivable3,2373,6632,553 Assets Current assets22,42122,56717,225

Cash flow US$ million 1Q17 4Q16 1Q16 Cash flows from operating activities: Net income (loss) before taxes on income 3,311 1,728 2,717 Adjustments to reconcile Equity Income (73) 83 (155) Other items from non-current assets (512) 45 9 Impairment on assets and investments 61 1,174 - Variation of assets and liabilities Accounts receivable 298 (1,557) (992) Inventories (221) 396 (43) Payroll and related charges (242) 106 4 Tax assets and liabilities, net 7 (7) (48) Others (176) 271 134 Interest on loans and financing (515) (420) (459) Derivatives received (paid), net (107) (548) (510) Remuneration paid to debentures - (47) - Income taxes - settlement program (121) (113) (88) Cash flows from investing activities: Additions to investments (9) (9) (90) Additions to property, plant and equipment (1,107) (1,310) (1,327) Others (199) (84) 62 Net cash used in investing activities (800) (1,200) (1,343) Cash flows from financing activities: Additions 1,150 788 3,200 Repayments (1,118) (2,775) (1,154) Dividends and interest on capital attributed to noncontrolling interest (3) (87) (4) Net cash provided by (used in) financing activities 284 (2,324) 2,025 Increase (decrease) in cash and cash equivalents 2,424 (1,085) 123 Cash and cash equivalents in the beginning of the period 4,262 5,369 3,591 Cash of subsidiaries disposed (14) - - Non-cash transactions: 57 Additions to property, plant and equipment - interest capitalization10390177 Cash and cash equivalents, end of period6,7164,2623,782 Effect of exchange rate changes on cash and cash equivalents44(22)68 Other transactions with noncontrolling interest255-(17) Loans and financing Proceeds from disposal of assets and investments51520312 Net cash provided by operating activities2,9452,507(515) Income taxes(368)(50)(140) Net cash provided by operations4,0563,685682 Suppliers and contractors82(163)(316) Items of the financial result613603(1,411) Depreciation, depletion and amortization9081,006783

Cash flow

US$ million	1Q17	4Q16	1Q16
Cash flows from operating activities:			
Net income (loss) before taxes on income	3,311	1,728	2,717
Adjustments to reconcile			
Depreciation, depletion and amortization	908	1,006	783
Equity Income	(73)	83	(155)
Other items from non-current assets	(512)	45	9
Impairment on assets and investments	61	1,174	-
Items of the financial result	613	603	(1,411)
Variation of assets and liabilities			
Accounts receivable	298	(1,557)	(992)
Inventories	(221)	396	(43)
Suppliers and contractors	82	(163)	(316)
Payroll and related charges	(242)	106	4
Tax assets and liabilities, net	7	(7)	(48)
Others	(176)	271	134
Net cash provided by operations	**4,056**	**3,685**	**682**
Interest on loans and financing	(515)	(420)	(459)
Derivatives received (paid), net	(107)	(548)	(510)
Remuneration paid to debentures	-	(47)	-
Income taxes	(368)	(50)	(140)
Income taxes - settlement program	(121)	(113)	(88)
Net cash provided by operating activities	**2,945**	**2,507**	**(515)**
Cash flows from investing activities:			
Additions to investments	(9)	(9)	(90)
Additions to property, plant and equipment	(1,107)	(1,310)	(1,327)
Proceeds from disposal of assets and investments	515	203	12
Others	(199)	(84)	62
Net cash used in investing activities	**(800)**	**(1,200)**	**(1,343)**
Cash flows from financing activities:			
Loans and financing			
Additions	1,150	788	3,200
Repayments	(1,118)	(2,775)	(1,154)
Dividends and interest on capital attributed to noncontrolling interest	(3)	(87)	(4)
Other transactions with noncontrolling interest	255	-	(17)
Net cash provided by (used in) financing activities	**284**	**(2,324)**	**2,025**
Increase (decrease) in cash and cash equivalents	2,424	(1,085)	123
Cash and cash equivalents in the beginning of the period	4,262	5,369	3,591
Effect of exchange rate changes on cash and cash equivalents	44	(22)	68
Cash of subsidiaries disposed	(14)	-	-
Cash and cash equivalents, end of period	**6,716**	**4,262**	**3,782**
Non-cash transactions:			
Additions to property, plant and equipment - interest capitalization	103	90	177

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Annex 3 – reconciliation of IFRS and “NON-GAAP” information (a) Adjusted EBIT¹ US$ million 1Q17 4Q16 1Q16 Net operating revenues 8,515 9,265 5,335 SG&A (124) (136) (107) Pre-operating and stoppage expenses (115) (129) (97) ¹ Excluding non-recurring effects. (b) Adjusted EBITDA EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position: Reconciliation between adjusted EBITDA and operational cash flow US$ million 1Q17 4Q16 1Q16 Adjusted EBITDA 4,308 4,722 1,933 Accounts receivable 298 (1,557) (992) Inventories (221) 396 (43) Suppliers 82 (163) (316) Others (169) 266 86 effects Cash provided from operations 4,056 3,685 682 Income taxes paid - current (368) (50) (140) Income taxes paid - settlement program (121) (113) (88) Participative stockholders' debentures paid - (47) - Derivatives received (paid), net (107) (548) (510) 2,945 2,507 (515) activities (c) Net debt US$ million 1Q17 4Q16 1Q16 Total debt 29,570 29,322 31,470 Net debt 22,777 25,042 27,661 ¹ Including financial investments (d) Total debt / LTM Adjusted EBITDA US$ million 1Q17 4Q16 1Q16 Total debt / LTM Adjusted EBITDA (x) 2.1 2.4 4.5 (e) LTM Adjusted EBITDA / LTM interest payments US$ million 1Q17 4Q16 1Q16 Adjusted LTM EBITDA / LTM gross interest (x) 7.7 6.8 4.2 59 LTM adjusted EBITDA / LTM interest payments (x)8.37.24.8 Total debt / LTM operational cash flow (x)3.04.69.3 Cash and cash equivalents¹6,7934,2803,809 Net cash provided by (used in) operating Interest paid for third parties(515)(420)(459) Adjustment for non-recurring items and other-(85)10 Payroll and related charges(242)1064 Working capital: Other operational expenses(77)(152)(36) Adjusted EBIT3,4003,6331,151 Research and development(65)(112)(55) COGS(4,734)(5,103)(3,889)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 27, 2017		Director of Investor Relations

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